DREYFUS PREMIER CORE EQUITY FUND
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Common Stocks--100.0%	Shares	Value ($)
Banking--5.3%		
Bank of America	120,000	5,506,800
HSBC Holdings, ADR	35,000	2,797,900
SunTrust Banks	40,000	2,909,600
		11,214,300
Capital Goods--7.6%		
Emerson Electric	60,000	4,536,600
General Electric	320,000	11,430,400
		15,967,000
Consumer Goods--.6%		
McDonald's	40,000	**1,354,000**
Diversified Financial--10.4%		
American Express	80,000	4,113,600
Ameriprise Financial	16,000	672,800
Citigroup	200,233	9,721,312
JPMorgan Chase & Co.	100,000	3,825,000
Merrill Lynch & Co.	55,000	3,653,100
		21,985,812
Energy--19.4%		
BP, ADR	120,000	7,900,800
Chevron	121,000	6,934,510
ConocoPhillips	70,000	4,235,700
Exxon Mobil	282,160	16,373,745
Occidental Petroleum	20,000	1,586,000
Royal Dutch Shell, Cl. A, ADR	57,000	3,512,340
Total, ADR	4,000 [a]	498,760
		41,041,855
Food & Drug Retail--5.9%		
Wal-Mart Stores	100,000	4,856,000
Walgreen	166,000	7,582,880
		12,438,880
Food, Beverage & Tobacco--18.4%		
Altria Group	218,000	15,868,220
Anheuser-Busch Cos.	65,000	2,843,100
Coca-Cola	190,000	8,111,100
Nestle, ADR	70,050	5,194,611
PepsiCo	118,000	6,985,600
		39,002,631
Health Care--.3%		
UnitedHealth Group	10,000	**598,600**

P:\Edgar Filings\Pending\047\NQ-047-1-06\statement047

Household & Personal Products--5.6%

Colgate-Palmolive	40,500	2,208,060
Estee Lauder Cos., Cl. A	40,000	1,320,400
Procter & Gamble	147,000	8,406,930
		11,935,390

Insurance--1.3%

American International Group	40,580	**2,724,541**

Materials--.6%

Praxair	25,000	**1,300,000**

Media--5.0%

McGraw-Hill Cos.	120,000	6,366,000
News, Cl. A	210,200	3,113,062
Time Warner	21,500	386,570
Viacom, Cl. B	20,000	668,000
		10,533,632

Pharmaceuticals & Biotechnology--8.4%

Abbott Laboratories	100,000	3,771,000
Eli Lilly & Co.	67,000	3,383,500
Johnson & Johnson	98,000	6,051,500
Merck & Co.	50,000	1,470,000
Pfizer	150,350	3,187,420
		17,863,420

Retail--2.1%

Home Depot	50,000	2,089,000
Target	45,000	2,407,950
		4,496,950

Semiconductors & Equipment--5.1%

Intel	400,000	**10,672,000**

Software & Services--2.7%

Microsoft	203,000	**5,625,130**

Transportation--1.3%

United Parcel Service, Cl. B	35,000	**2,726,500**

Total Common Stocks

(cost $174,455,803)		**211,480,641**

Other Investment--.1%

Registered Investment Company;
Dreyfus Institutional Preferred Plus Money Market Fund

(cost $134,000)	134,000 [b]	**134,000**

Investment of Cash Collateral
 for Securities Loaned--.2%

Registered Investment Company;
Dreyfus Institutional Cash Advantage Fund

(cost $516,000)	516,000 [b]	**516,000**

Total Investments (cost $175,105,803)	**100.3%**	**212,130,641**
Liabilities, Less Cash and Receivables	**(.3%)**	**(571,939)**
Net Assets	**100.0%**	**211,558,702**

ADR - American Depository Receipts.

[a] *All or a portion of these securities are on loan. At November 30, 2005, the total market value of the fund's securities on loan is $498,760 and the total market value of the collateral held is $516,000.*

[b] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.